

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

John Kollins
President and Chief Executive Officer
Satsuma Pharmaceuticals, Inc.
4819 Emperor Boulevard, Suite 340
Durham, NC 27703

      Re: Satsuma Pharmaceuticals, Inc.
           Schedule 13E-3 and Schedule 14D-9, as amended
           Filed May 5 and May 18, 2023
           File No. 005-91126

Dear John Kollins:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Schedule 14D-9

General

1.   In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, as required by Item 13 of Schedule 13E-3, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the Schedule 14D-9 to include the information required by Item 1010(c).

<u>Purposes and Reasons of the Company for the Offer; Recommendation of the Company Board, page 26</u>

2. Disclosure in the Schedule 14D-9 does not provide the express statement required by Item 1014(a) of Regulation M-A that the Board reasonably believes that the Rule 13e-3 transaction is fair or unfair to *unaffiliated* stockholders. Please revise accordingly. While such statement is included in the Company's Schedule 13E-3, please refer to Instruction 1 to paragraph (e)(1) of Exchange Act Rule 13e-3. Also consider the definitions of "affiliate" and "unaffiliated security holder" in Exchange Act Rule 13e-3(a)(1) and (a)(4), respectively.

3. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in clause (v) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the registrant's fairness determination. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the registrant believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

<u>Opinion of Houlihan Lokey Capital, Inc., page 32</u>

4. Disclosure in the Houlihan Lokey opinion indicates that the "Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent." Please disclose in the Schedule 14D-9, if true, that Houlihan Lokey has consented to the use of its materials in the filing.

    We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Perry Hindin at 202-551-3444.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Mergers & Acquisitions

cc: Joshua Dubofsky